Exhibit 99.1

Ms Elizabeth Harris Australian Stock Exchange Limited Level 40, Central Park 152-158 St George's Terrace Perth WA 6000 27 October 2015 By email: tradinghaltsperth@asx.com.au

TRADING HALT

Pursuant to ASX Listing Rule 17.1, MOKO Social Media Limited (“the Company”) (ASX Code: MKB) requests that an immediate trading halt be put on its securities pending an announcement regarding a proposed capital raising.

The Company requests that the trading halt remain in place until the earlier of commencement of normal trading on Thursday 29 October 2015 or when the announcement concerning a capital raising is released.

The Company is not aware of any reason why the trading halt should not be granted or of any other information available at this stage that is relevant to the trading halt.

Kind Regards,

Emma Waldon

Company Secretary